                                                                                              FOR:   International Speedway Corporation

                                                               APPROVED BY:   Wes Harris
                                                                                              Director of Investor Relations
                                                                                              (386) 947-6465

                                                                        CONTACT:  Jonathan Schaffer/Betsy Brod
                                                                                               Brod Group
                                                                                              (212) 750-5800

INTERNATIONAL SPEEDWAY REPORTS RECORD FOURTH QUARTER RESULTS
AND YEAR-END RESULTS

                                    DAYTONA BEACH, FLORIDA – January 23, 2003 – International Speedway Corporation (“ISC”) (Nasdaq/NM: ISCA; OTC Bulletin Board: ISCB) today reported record results for the fourth quarter and year ended November 30, 2002.

Total revenues for the 2002 fourth quarter increased 5% to $171.7 million from $163.7 million in 2001.  Operating income for the fourth quarter rose 12% to $65.3 million compared to $58.2 million in the prior year period.  Net income grew 24% to $37.0 million, or $0.70 per diluted share, compared to $29.8 million, or $0.56 per diluted share, in the 2001 fourth quarter.

For the full year ended November 30, 2002, total revenues grew 4% to $550.6 million from $528.5 million in 2001.  Operating income for the year increased 15% to $194.2 million compared to $169.4 million in the prior year.  Income before the cumulative effect of an accounting change rose 21% to $106.3 million, or $2.00 per diluted share, versus $87.6 million, or $1.65 per diluted share in 2001.  Fiscal 2002 results include a previously announced one-time, non-cash after-tax charge of $517.2 million, or $9.74 per diluted share, associated with the adoption of Statement of Financial Accounting Standards No. 142, which was included in the first quarter results.

During the fiscal 2002 fourth quarter, ISC hosted eight major race weekends, with six of the weekends anchored by NASCAR Winston Cup Series events, as well as a Winston Cup race at Darlington.  Highlights of the 2002 fourth quarter included sold-out weekend admissions for the NASCAR Winston Cup and Busch Series events at Kansas and the Indy Racing League IndyCar Series and ARCA races at Chicagoland.  ISC also hosted capacity crowds for the Winston Cup events at Richmond and Phoenix, and attendance increased by double-digit percentages for the NASCAR Triple Header Season Finale weekend at Homestead-Miami and Richmond’s NASCAR Busch and Craftsman Truck Series events.  Results for the fourth quarter were impacted by a decrease in attendance and other event-related revenues for California’s CART weekend.  In addition, adverse weather negatively impacted Darlington’s Winston Cup event and Talladega’s Winston Cup weekend, resulting in slightly lower attendance levels than the prior year.  Finally, Darlington’s Busch event was recorded in the third quarter of fiscal 2002 as compared to the fourth quarter in the prior year.

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ISC REPORTS RECORD FOURTH QUARTER AND YEAR-END RESULTS                         PAGE -2-

“The fourth quarter capped off the most successful year in the Company’s history,” commented Mr. James C. France, President and Chief Operating Officer of International Speedway Corporation.  “The record results of 2002 were significantly driven by increased net domestic television broadcast rights fees for the Winston Cup and Busch Series.  We also posted increased attendance for a substantial number of our major events as well as successfully attracted new sponsors and expanded existing partnerships.  Contributing to our record performance were substantial long-term agreements with companies such as Gatorade, Ford, Coors, Subway, Aaron Rents and Cabela’s.

“The outstanding on-track competition and promotional efforts by our television and marketing partners during the year helped drive strong growth in television viewership for the Winston Cup and Busch Series in 2002.  Since FOX, NBC and Turner took over in 2001, gross viewership for both series is up more than 50%, which translates into approximately 120 million more viewers as compared to 2000.”

The 2003 racing season kicks off with Speedweeks at Daytona, 16 days of motorsports entertainment that begins with the Grand American Rolex 24 at Daytona on February 1 and concludes with the 45th running of the Daytona 500 on February 16.  FOX and its family of networks are expected to provide more than 75 hours of programming from Daytona during Speed Weeks, representing nearly 75% more coverage than 2001 and the second highest level of television coverage of professional sports from a single site.  In addition, FOX’s Speed Channel will begin broadcasting the NASCAR Craftsman Truck Series in 2003, thereby raising the profile of the series by offering more live event coverage, new programming opportunities and expanded cross promotion on all FOX networks.

Mr. France concluded, “We look forward to another exciting race season at our facilities.  We expect increased revenue contributions from all of our major revenue streams, including a 16% gain in net domestic television broadcast rights fees for our Winston Cup and Busch events.

“By continuing to focus on top-line growth and cost containment initiatives, we anticipate further strengthening our financial position.  In 2002, we generated operating cash flow of almost $180 million and paid down debt by approximately $100 million.  As a result, we enter fiscal 2003 with a healthy balance sheet that provides us with the financial flexibility to invest in our business and pursue new opportunities as they emerge.”

The Company reiterates its earnings guidance for fiscal 2003 of $2.13 to $2.21 per diluted share.  As previously announced, at this point in the fiscal year, the Company remains more comfortable at the low end of this range.  The Company also reiterates its first quarter earnings expectations of $0.49 to $0.51 per diluted share.

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ISC REPORTS RECORD FOURTH QUARTER AND YEAR-END RESULTS                            PAGE -3-

The management of ISC will host a conference call today with investors at 9:00 a.m. Eastern Time which may also be accessed via the Internet at the Company’s Web site, www.iscmotorsports.com, under the “Investor Relations” section.

International Speedway Corporation is a leading promoter of motorsports activities in the United States, currently promoting more than 100 events annually.  The Company owns and/or operates 12 of the nation’s major motorsports facilities, including Daytona International Speedway in Florida (home of the Daytona 500); Talladega Superspeedway in Alabama; Michigan International Speedway located outside Detroit; Richmond International Raceway in Virginia; California Speedway near Los Angeles; Kansas Speedway in Kansas City, Kansas; Phoenix International Raceway in Arizona; Homestead-Miami Speedway in Florida; North Carolina Speedway in Rockingham; Darlington Raceway in South Carolina; Watkins Glen International in New York; and Nazareth Speedway in Pennsylvania.  Other track interests include an indirect 37.5% interest in Raceway Associates, LLC, which owns and operates Chicagoland Speedway and Route 66 Raceway near Chicago, Illinois.

The Company also owns and operates MRN Radio, the nation's largest independent sports radio network; DAYTONA USA, the "Ultimate Motorsports Attraction" in Daytona Beach, Florida, the official attraction of NASCAR; and subsidiaries which provide catering services, food and beverage concessions, and produce and market motorsports-related merchandise under the trade name “Americrown.”  For more information, visit the Company's Web site at www.iscmotorsports.com.

Statements made in this release that express the Company’s or management's beliefs or expectations and which are not historical facts or which are applied prospectively are forward-looking statements. It is important to note that the Company's actual results could differ materially from those contained in or implied by such forward looking statements. The Company’s results could be impacted by risk factors, including, but not limited to, weather surrounding racing events, government regulations, economic conditions, consumer and corporate spending, military actions, air travel and national or local catastrophic events.  Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained from time to time in the Company's SEC filings including, but not limited to, the 10-K and subsequent 10-Q's. Copies of those filings are available from the Company and the SEC. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be needed to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by International Speedway or any other person that the events or circumstances described in such statement are material.

(Tables Follow)

ISC REPORTS RECORD FOURTH QUARTER AND YEAR-END RESULTS                         PAGE -4-

Consolidated Statements of Operations
(In thousands, except for per share data)

	Three Months Ended		Twelve months ended
	11/30/2001	11/30/2002	11/30/2001	11/30/2002
	(Unaudited)
REVENUES

Admissions, net	$ 62,886	$ 62,088	$ 214,494	$ 213,255
Motorsports related income	78,315	86,353	238,208	259,609
Food, beverage, and merchandise income	20,946	21,715	70,575	70,396
Other income	1,556	1,494	5,233	7,292

	163,703	171,650	528,510	550,552
EXPENSES

Direct race expenses:
NASCAR direct expenses	31,582	34,568	87,859	97,290
Motorsports related expenses	27,937	28,374	98,458	99,441
Food, beverage, and merchandise expenses	11,491	11,162	38,251	38,109
General and administrative expenses	19,949	21,746	79,953	80,325
Depreciation and amortization	14,590	10,513	54,544	41,154

Total expenses	105,549	106,363	359,065	356,319

Operating income	58,154	65,287	169,445	194,233

Interest income	483	290	3,446	1,211
Interest expense	(7,341)	(5,997)	(26,505)	(24,277)
Equity in net (loss) income from equity investments	(245)	647	2,935	1,907
Minority interest	91	-	992	-

Income before income tax and cumulative effect of accounting change	51,142	60,227	150,313	173,074
Income taxes	21,326	23,244	62,680	66,803

Income before cumulative effect of accounting change	29,816	36,983	87,633	106,271
Cumulative effect of accounting change - Company Operations	-	-	-	(513,827)
Cumulative effect of accounting change - Equity Investment	-	-	-	(3,422)
Net income (loss)	$ 29,816	$ 36,983	$ 87,633	$ (410,978)

Basic earnings per share before cumulative effect of accounting change	$ 0.56	$ 0.70	$ 1.65	$ 2.00
Cumulative effect of accounting change	-	-	-	(9.75)
Basic earnings (loss) per share	$ 0.56	$ 0.70	$ 1.65	$ (7.75)

Diluted earnings per share before cumulative effect of accounting change	$ 0.56	$ 0.70	$ 1.65	$ 2.00
Cumulative effect of accounting change	-	-	-	(9.74)
Diluted earnings (loss) per share	$ 0.56	$ 0.70	$ 1.65	$ (7.74)

Dividends per share	$ -	$ -	$ 0.06	$ 0.06

Basic weighted average shares outstanding	53,002,724	53,041,210	52,996,660	53,036,552

Diluted weighted average shares outstanding	53,091,142	53,111,507	53,076,828	53,101,535

Consolidated Balance Sheet Data
(In thousands)

	Nov. 30,	Nov. 30,
	2001	2002

Cash, cash equivalents and short-term investments	$ 71,204	$ 109,463
Current assets	107,395	148,603
Total assets	1,702,146	1,155,971
Current deferred income	100,932	98,315
Current liabilities	135,866	136,503
Total debt	411,702	315,381
Shareholders’ equity	1,035,422	622,325

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